Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Major Announcement: Equifax Announces Agreement to Acquire TALX

Equifax today announced the acquisition of TALX Corporation, a St. Louis, MO-based company that is a leading provider of Web-based employer verification and related human resource payroll services (click here for press release).

“Through this significant transaction, we’re taking another decisive step to grow revenue by expanding into a new market that provides access to differentiated data that adds to our customer value proposition,” said Richard F. Smith, Chairman and CEO of Equifax. “TALX fits perfectly into our Growth strategy and offers a strong entry into the human resource market. As well, it brings a respected company with a proven management team to our business.” For more information about the significance of this acquisition to Equifax, click here to read Rick’s letter to Equifax employees.

“This is a very exciting day for TALX. By joining Equifax, we can continue to grow our business and provide customers with the high value, trusted services that have been the cornerstone of our success, complemented by Equifax’s great products and services,” said William Canfield, Chairman and CEO of TALX.

TALX, which operates in the U.S., has approximately 1,900 employees. Mr. Canfield will continue to lead the company. Once the agreement is final, anticipated for late 2nd or early 3rd Quarter, he will join the Equifax leadership team and Board of Directors. At that time TALX would become the 5th business unit for Equifax. (Click here for more information about TALX)

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.